Exhibit (a)(1)(G)

Empeiria Acquisition Corp.

Commences Tender Offer to Purchase up to

5,520,000 shares of its Common Stock

New York, New York, October 19, 2012 - Empeiria Acquisition Corp. (“EAC” or the “Company”) today announced it has commenced a tender offer to purchase up to 5,520,000 shares of its common stock at a price of $10.20 per share. The last reported trading price of EAC common stock on the OTC Bulletin Board on September 19, 2012 was $10.08 per share.

The tender offer is being made pursuant to the terms of EAC’s certificate of incorporation and the previously announced Agreement and Plan of Merger, dated as of October 19, 2012 (the “Merger Agreement”), by and among EAC, IDE Acquisition Co., LLC, a Delaware limited liability company and wholly-owned subsidiary of EAC (“Merger Sub”), Integrated Drilling Equipment Company Holdings Inc., a Delaware corporation (“IDE”), and Stephen Cope, as representative of the IDE stockholders pursuant to which, subject to the terms and conditions contained therein, IDE will be merged with and into Merger Sub with Merger Sub surviving the merger as a wholly owned subsidiary of EAC (the “Merger”).

On the terms and subject to the conditions of the tender offer, EAC’s stockholders will have the opportunity to tender some or all of their shares at a price of $10.20 per share. Stockholders whose shares are purchased in the tender offer will be paid $10.20 per share, net to the seller in cash, without interest and less any applicable withholding taxes, promptly after the expiration of the tender offer period.

EAC’s board of directors has unanimously (i) approved EAC making the tender offer, (ii) declared the advisability of the Merger and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, (iii) determined that the Merger is in the best interests of the stockholders of EAC and, if consummated, would constitute EAC’s initial business transaction pursuant to its certificate of incorporation, and (iv) determined that the acceptance of this Offer is not in the best interests of the stockholders of EAC. If you tender your shares of common stock into the tender offer, you will not be participating in the Merger. Therefore, our board of directors unanimously recommends that you do not accept the tender offer with respect to your common stock. Stockholders must make their own decisions as to how many shares they will tender, if any. In so doing, stockholders should read and evaluate carefully the information in the Offer to Purchase, the Letter of Transmittal and related offer documents. Holders should also discuss whether to tender shares with their broker, if any, or other tax or financial advisor.

The tender offer will expire at 12:00 midnight New York City time on Thursday, November 15, 2012, unless extended by EAC. Tenders of EAC’s common stock must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. The tender offer is subject to conditions and other terms set forth in the Offer to Purchase and other tender offer materials that are being distributed to stockholders and filed with the Securities and Exchange Commission today.

In particular, the tender offer is conditioned on, among other things, the Merger being consummated by 5:00 p.m., New York City time on December 15, 2012, no more than 5,520,000 shares of EAC’s common stock being tendered and not withdrawn, and if more than 3,629,000 but less than 5,520,000 shares of common stock are tendered and not withdrawn, EAC obtaining additional financing, which may consist of debt, equity or seller financing.

Each of Empeiria Investors LLC, EAC’s sponsor, and EAC’s officers and directors has agreed not to tender any shares of common stock pursuant to the tender offer.

Morrow & Co., LLC is acting as the information agent, and the depositary is Continental Stock Transfer & Trust Company. The Offer to Purchase, Letter of Transmittal and related offer documents are being mailed to security holders of record and will be made available for distribution to beneficial owners of EAC’s shares of common stock and units. For questions and information, please call the information agent toll free at (800) 667-0088 (banks and brokers call collect at (203) 658-9400).

This press release is neither an offer to purchase or a solicitation of an offer to sell shares of EAC common stock. The solicitation of offers to buy shares of EAC common stock will only be made pursuant to the Offer to Purchase, dated October 19, 2012 (as may be amended or supplemented), the Letter of Transmittal and other related offer documents that EAC is sending to its stockholders. The tender offer materials contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are being distributed by EAC to EAC’s stockholders and unit holders when available at no expense to them. In addition, all materials filed by EAC with the SEC will be available at no charge on the SEC’s website at www.sec.gov and from the information agent. Security holders also will be able to obtain free copies of the documents filed with the SEC from EAC by directing a request to the information agent.

About EAC

EAC is a blank check company formed on January 24, 2011 for the purpose of acquiring one or more operating business or assets through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction. On June 21, 2011, EAC consummated its public offering of 6,000,000 units, with each unit consisting of one share of common stock and one warrant to purchase one share of its common stock. Aggregate net proceeds of $61,200,000 from the public offering and its concurrent private placement were placed in trust pending completion of EAC’s initial business transaction. If consummated, the merger with IDE would constitute EAC’s initial business transaction.

Forward-Looking Statements

In addition to historical information, this release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “expect,” “project,” “intend,” “plan,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction involving EAC and IDE; EAC’s and IDE’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. These risks, as well as other risks associated with the transaction, are more fully discussed in the Schedule TO being filed with the Security and Exchange Commission (the “SEC”) in connection with the merger and tender offer. Additional risks and uncertainties are identified and discussed in EAC’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither EAC nor IDE undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

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Contact:

Alan B. Menkes, Chief Executive Officer, Empeiria Acquisition Corp.

Tel: 212-887-1126

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